ANNEX 2 -ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
18 January to 28 February 2013

Monday 25th February 2013

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid received, late on Friday 22nd February UK time, a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 21 February 2013, at 10.905%, a total of 399,638,038 shares.

This notice is given in fulfilment of National Grid’s obligations under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

7th February 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,066 NG ordinary shares under the scheme was confirmed by the Trustee today, 7th February, the shares having been purchased in the market today, at a price of 692.251 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,157,242 Ordinary Shares

Andrew Bonfield	767,265 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

1 February 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 January 2013 consisted of 3,794,575,998 ordinary shares, of which 129,880,801 are held as treasury shares; leaving a balance of 3,664,695,197 shares with voting rights.

The figure of 3,664,695,197 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

Monday, 28th January 2013

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today 10.192 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 28 January 2013 consists of 3,794,575,998 ordinary shares, of which 129,880,801 are held as treasury shares; leaving a balance of 3,664,695,197 shares with voting rights.

The figure of 3,664,695,197 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226)

18 January 2013

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today 2,013 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 18 January 2013 consists of 3,794,575,998 ordinary shares, of which 129,890,993 are held as treasury shares; leaving a balance of 3,664,685,005 shares with voting rights.

The figure of 3,664,685,005 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226)